Exhibit 21.1

List of the Registrant’s Subsidiaries

Name	Jurisdiction of Incorporation
Odyssey America Reinsurance Corporation	Connecticut
Clearwater Insurance Company (formerly Odyssey Reinsurance Corporation)	Delaware
Hudson Insurance Company	Delaware
Hudson Specialty Insurance Company	New York
Clearwater Select Insurance Company (formerly Overseas Partners US Reinsurance Company)	Delaware
O.R.E. Holdings Limited	Mauritius
Odyssey UK Holdings Corp.	Delaware
Newline Holdings UK Limited	United Kingdom
Newline Underwriting Management Limited	United Kingdom
Newline Corporate Name Limited	United Kingdom
Newline Underwriting Limited	United Kingdom
Odyssey Holdings Latin America, Inc.	Delaware
Odyssey Latin America Inc.	Delaware